Sterling Consolidated Corp.

1105 Green Grove Road

Neptune, New Jersey 07723

January 17, 2013

VIA EDGAR

Pamela A. Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Sterling Consolidated Corp.

Pre-effectvie Amendment 1 to Registration Statement on Form S-1

Filed December 13, 2012

File No. 333-183246

Dear Ms. Long:

We are in receipt of your comment letter dated January 9, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We considered the response to comment 1 in our September 6, 2012 letter and remain concerned that the offering may be a primary offering with respect to the 1,300,000 shares of common stock being registered for resale by your chairman, chief executive officer, and chief financial officers, each of whom is offering a significant number of shares relative to the number of shares of common stock held by non-affiliates. We believe that you should reduce significantly the number of shares being registered for resale by Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester relative to the number of shares of common stock held by non-affiliates. Alternatively, you should identify Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester as underwriters in the registration statement. Language such as “may be deemed” to be underwriters is unacceptable.

RESPONSE:	We have revised the selling stockholder table to remove Messrs. Angelo DeRosa, Darren DeRosa and Scott Chichester from the table. They are not offering any shares in this Offering.

Interests of Named Experts and Counsel, page 17

2.	If you refer to the review of your interim financial statements by your auditor, you should also include its review report in the filing. In addition, an auditor acknowledgement should be filed under Exhibit 15. Please also note that September 30, 2012 interim financial statements are currently included in the filing and not the March 31, 2012 interim statements reference on page 17.

RESPONSE:	On page 17, we have revised this disclosure to only state that the December 31, 2011 and December 31, 2010 financial statements have been audited. The auditor did not provide a formal review of the interim financial statements dated September 30, 2012.

Equity Exchange Agreement, page 18

3.	Disclosure that 30,797,373 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange is inconsistent with disclosures in notes 1, 8, and 12 to the financial statements on pages F-7, F-16, and F-19 that 30,697,040 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange. Please reconcile the disclosures.

RESPONSE:	On page 18, we have revised our disclosure to more accurately reflect that we issued 30,697,040 shares of common stock to the Sterling Seal shareholders in the equity exchange. We have further revised our disclosure in the Private Placements section immediately following the Equity Exchange Agreement that we sold 100,333 shares of our common stock to 2 investors after June 8, 2012. Additionally, we have reconciled Notes 1, 8 and 12 to be consistent with this reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 23

4.	Please revise to discuss with quantification the business reasons for changes between periods in each segment’s results of operations. Please refer to Item 303(a) of Regulation S-K.

RESPONSE:

We do not believe that segment reporting applies to our business because no segments meets the 10% gross revenue test. Accordingly, we are not including segment reporting.

We had originally decided to report segments based on the Commissions prior comment 34 in its letter dated September 6, 2012. However, upon further compilation of data and review and analysis, we now believe that we are not subject to segment reporting for freight services and rental activities. We note the language in ASC 280-10-5-4 and consider that it is applicable to freight services and rental activities, as follows:

4. Not every part of an enterprise is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments.

Freight services, as a segment, for example do not meet the quantitative thresholds that require segment reporting … namely, a) 10 percent or more of combined revenue, b) 10 percent or more of the greater of (1) the combined profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did not report a loss, and c) its assets are 10 percent or more of the combined assets of all operating segments. Freight services does not have any assets, personnel or otherwise and primarily only facilitates Sterling Seal and Supply Inc.’s shipping activities by filling an otherwise unfilled container when Sterling product will not fill a whole container.

Rental activities, as a segment, also do not meet the same above quantitative thresholds. This fact, coupled with the fact that the Company is not “in the business” of buying properties for rental purposes, but rather its rental income is an indicator of the firm’s growth into a larger space. The Company has decided to rent the property until such time as management can better evaluate market factors and make a decision whether to dispose or otherwise utilize the property. These factors indicate that this is not truly a separate segment.

Based on the above facts and circumstances, we do not believe that segment reporting is appropriate. These activities are incidental to the Company’s activities as an O-ring and rubber products distributor.

5.	Please revise to provide substantive explanations for the changes between periods in your other income and interest expense.

RESPONSE:	On page 23 and page 25, we have provided substantive explanations and discussions for the changes between periods for our other income and interest expense.

Net Revenue, page 23

6.	Please revise to disclose if the issue regarding the delayed shipments remains ongoing or has been resolved. To the extent the issue remains ongoing, please revise to disclose how long you expect this trend to continue and what action(s), if any, you plan to take to mitigate the financial statement impact of these delayed shipments.

RESPONSE:	On page 23, we have revised our disclosure to state that the issue regarding the delayed shipments has been resolved. We also include disclosure on what steps we plan to take to mitigate any future delayed shipments and the potential impact it may have on our financial statements.

7.	In light of the impact that delayed shipments from international suppliers had on your results for the three months ended September 30, 2011, it is unclear how the nearly 10% decrease in net revenue is attributed to an economic slowdown in the U.S. manufacturing sector. Please revise your disclosure accordingly to clarify.

RESPONSE:	On page 23, we have revised our disclosure regarding the decrease in net revenue for the three months ended September 30, 2011 to more accurately describe the reasons for the decrease, other than the economic slowdown in the U.S.

Liquidity and Capital Resources, page 25

8.	We note your response to comment 21 from our letter dated September 6, 2012. Please revise to more clearly differentiate between the actual amount of cash inflows and outflows for the years presented and the changes in your cash inflows and outflows between periods. For example, you disclose that you experienced a decrease in cash flows from investing activities for 2011 rather than the amount of the cahgne in cash outflows from investing activities when comparing 2010 to 2011.

RESPONSE:	On page 25, we have revised our disclosure to more clearly differentiate between the actual amount of cash inflows and outflows for the years presented and the changes in our cash inflows and outflows.

Critical Accounting Policies and Estimates, page 26

9.	We note your response to comment 22 from our letter dated September 6, 2012. It appears that you have not fully revised this section as necessary to make changes applicable to your business. For example, in the first paragraph of this section, you make reference to estimates for intangible assets, warranty obligations, restructuring, pensions, and postretirement benefits, but you do not have any accounting policies in your financial statements regarding these matters. Also, as previously indicated, your stock based compensation disclosure indicates you have a short history of issuing options. However, your financial statements make no reference to the issuance of any stock options. Please revise your filing carefully and make changes as deemed necessary throughout your filing.

RESPONSE:	On pages 26 and 27, we have revised our Critical Accounting Policies and Estimates to remove any reference to estimates for intangible assets, warranty obligations, restructuring, pensions, and postretirement benefits. Additionally, we have stated our policy regarding stock based compensation and indicated that we have not issued any stock options or other derivatives.

Executive Compensation, page 32

10.	Include Item 402 of Regulation S-K disclosures for the fiscal year ended December 31, 2012. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Note also that you should retain information 2011 in this table since you have already been required to provide it in your registration statement as originally filed. See Instruction 1 to Item 402(n) of Regulation S-K.

RESPONSE:	On page 32, we have updated the Executed Compensation section to include the fiscal year ended December 31, 2012 for all our executive officers.

Audited Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-8

11.	It appears that when you revised your financial statements to give retroactive effect to the stock split, the change in tax status to a C-corporation, and to give effect to the share exchange agreement, you also restated certain line items of your financial statements. In particular, we note that accounts payable and accrued expenses increased by approximately $176,000 as of December 31, 2011 (representing 14% of current liabilities) and by approximately $70,000 as of December 31, 2010. Please tell us the reasons for this change to your financial statements. Please also tell us how you considered the need to provide the disclosures required by ASC 250-10-50, including a clear description of the error that was detected and subsequently corrected.

RESPONSE:

The change to the balance sheet line item “accounts payable and accrued expenses” for both 2011 and 2010 was due to the retroactive effect of changing the tax status to a C-corporation. In reviewing Section 3400 of the Financial Reporting Manual, we determined that this had been accounted for incorrectly. As presented in the pre-effective amendment number 1 to our Registration Statement on Form S-1, we were accruing income taxes payable that were never really due and payable. As such, per Section 3400, we determined that the offset should not be “income taxes payable”, but additional paid in capital.

Additionally, pursuant to ASC 250-10-50, we added Note 13 to the financial statements to disclose and summarize restatements from our presentation of the financial statements on our initial filing of our Registration Statement on Form S-1.

Consolidated Statement of Stockholders’ Equity, page F-5

12.	We note your response to comment 45 from our letter dated September 6, 2012. Please explain why you recorded a shareholder contribution of property for $672,715 during 2011 and then eliminated it during the same period. We note your disclosure on page F-26 that title to the property was not transferred to you until November 2012. Furthermore, your disclosures on page F-26 indicate that the contribution was recorded as a subscription receivable as of December 31, 2011, but that is not consistent with the amounts currently presented on your December 31, 2011 balance sheet.

RESPONSE:	We initially considered that the subscription receivable should be eliminated as part of the reverse merger accounting. However, upon reviewing this further we consider that an accounting that more accurately reflects the facts and circumstances as of 12/31/2011 are to leave the subscription receivable on the books as a contra-equity account of $672,715 offset by a corresponding amount credited to Additional Paid-in-Capital. This reclassification has been made on both the Balance Sheet and the Statement fo Stockholders’ Equity. This treatment now is consistent with the disclosures in the financial statements.

Note 1 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

13.	We note your response to comment 39 from our letter dated September 6, 2012. Please revise to remove any references to FASB pre-codification literature (such as EITFs) and replace them, if considered necessary, with the applicable references to the FASB Accounting Standards Codification.

RESPONSE:	We removed each reference to the FASB pre-codification literature and, where applicable, replaced it with the corresponding applicable references to the FASB Accounting Standards Codification.

14.	Please revise to clarify, if true, that you recognize revenue on a gross basis for third party freight services provided by Integrity Cargo Freight Corporation. Your current disclosure indicates that the subsidiary is the primary obligor in its shipping arrangements, but it does not specifically indicate whether the gross or net method is used.

RESPONSE:	We revised the disclosure to explicitly state that Integrity Cargo Freight Corporation recognizes revenue on a gross basis for the provision of third party freight services.

Expenses, page F-10

15.	ASC 330-10-30-1 indicates that expenditures and charges directly or indirectly incurred in bringing an article to its existing and location are inventory costs. As such, please tell us how you determined that excluding the cost of inbound freight from cost of goos meets the requirements of ASC 330-10-30-1.

RESPONSE:	We have reclassed the inbound freight charges related to sales in 2011 and 2010 to Cost of Goods Sold. Additionally, for the remaining freight charges that have been capitalized as part of the inventory cost, we increased the inventory reserve commensurately as a conservative measure.

16.	Please revise to clarify what is meant by your statement “cost of services includes direct labor and direct services.” It is unclear what types of direct service costs are included in this line item. It is also unclear if this line item represents costs associated only with a particular revenue stream or several of your revenue streams.

RESPONSE:	We have revised the disclosure omitting the use of “direct services” and explained what revenue streams “costs of services” relates to.

Note 4 – Line of Credit, page F-15

17.	We note your response to comment 40 from our letter dated September 6, 2012. Please revise your disclosures here and your MD&A to indicate whether or not you were in compliance with all your debt covenants as of December 31, 2011.

RESPONSE:	Both the financial statements and the MD&A have been updated to reflect the status of compliance to financial covenants as of 12/31/2011.

Note 9 – Income Tax, page F-17

18.	Please revise to provide the rate reconciliation required by ASC 740-10-50-12.

RESPONSE:	We have added the rate reconciliation required by ASC 740-10-50-12 to Note 9.

Note 12 – Segment Information, page F-18

19.	Please revise your table so that the amounts presented in the “consolidated” column are consistent with the amount presented elsewhere in your financial statements. For example, you disclose capital expenditures of $1,411,959 for 2010 in the table on page F-19, but you present a different amount for capital expenditures in your 2010 consolidated statement of cash flows on page F-6. Please also review footnote (b) to the table on page F-19. It appears that the amounts disclosed should be presented in thousands rather than in millions.

RESPONSE:	Please refer to our Response to Comment 4, we do not believe that segment disclosures are required.

20.	It appears that you have included miscellaneous items with the results of your rental services segment into a single column titled “Rental, Interest and Other.” Please revise to quantify eliminations and other unallocated items and rpesent them in their own columns separate from your segment measures. Please disclose the basis of accounting for any transactions between reportable segments, and separately identify and describe all significant reconciling items. Please refer to paragraphs 29-31 of ASC 20-10-50.

RESPONSE:	Please refer to our Response to Comment 4, we do not believe that segment disclosures are required.

21.	It appears that the net income (loss) attributable to Sterling Consolidated Corp. line items on page F-19 actually represent income (loss) before provision for income taxes. Please revise the titles accordingly or advise.

RESPONSE:	Please refer to our Response to Comment 4, we do not believe that segment disclosures are required.

Note 12 – Subsequent Events, page F-19

22.	We note your response to comment 42 from our letter dated September 6, 2012. We previously requested that you disclose how you determined the adjusted cost basis of the contributed property as of the commitment date. Please revise your disclosures here and on page F-26 accordingly. Please also renumber this footnote so that there are not two financial statement footnotes marked as “Note 12.”

RESPONSE:	We disclosed how we determined the adjusted cost basis of the property on both the annual and interim financial statements. Additionally, we have corrected the numbering of the Notes to the financial statements.

Unaudited Consolidated Financial Statements, page F-21

General

23.	Please address the above comments in your interim financial statements as well.

RESPONSE:	We have updated the interim statements integrating the previous comments, as appropriate.

24.	We note your response to comment 34 from our letter dated September 6, 2012; however, your interim financial statements should also include segment disclosures. Please revise to provide the disclosures required by paragraphs 32 and 33 of ASC 280-10-50.

RESPONSE:	Please refer to our Response to Comment 4, we do not believe that segment disclosures are required.

Consolidated Statements of Operations, page F-22

25.	Please revise the headings on pages F-22 and F-24 to indicate the actual periods presented. September 30 appears to be missing from each of these headings.

RESPONSE:	We have revised the headings in the interim financial statements to indicate the proper periods covered.

Exhibits

26.	Indicate in the exhibit table by footnote or otherwise any exhibit filed previously. For example, refer to exhibits 3.1 and 10.1 which were filed on August 10, 2012.

RESPONSE:	We have revised the exhibit table to include footnotes that refer to and incorporate each exhibit that was previously filed.

Exhibit 3.2

27.	Notwithstanding the representation made in response to comment 48 in our September 6, 2012 letter that you have included all exhibits, you did not file exhibit 3.2 to the registration statement. Please file the exhibit with the next amendment to the registration statement.

RESPONSE:	Exhibit 3.2 has been filed as an exhibit to this Registration Statement.

Exhibit 10.2

28.	We note that you did not file schedule A to the exhibit. Refile the exhibit in its entirety to include the schedule. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-1 for omitting schedules or similar attachments.

RESPONSE:    We have re-filed Exhibit 10.2 to include schedule A to the Lease Agreement with the Children’s Center of Monmouth.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sterling Consolidated Corp.

By:	/s/ Darren DeRosa
Name: Darren DeRosa
Title: Chief Executive Officer